SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Valaris plc
(Name of Issuer)

Class A Ordinary Shares, $0.40 par value
(Title of Class of Securities)

G9402V109
(CUSIP Number)

Shawn Singh
Luminus Management, LLC
1700 Broadway, 26th Floor
New York, NY 10019
(212) 424-2800

with a copy to:

Eleazer Klein, Esq. Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2019
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 9 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9402V109	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Luminus Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,982,076 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,982,076 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,982,076 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 18.7%
14	TYPE OF REPORTING PERSON IA

CUSIP No. G9402V109	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Luminus Energy Partners Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,982,076 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,982,076 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,982,076 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 18.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G9402V109	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Jonathan Barrett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,982,076 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,982,076 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,982,076 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 18.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G9402V109	SCHEDULE 13D	Page 5 of 9 Pages

Item 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the Class A ordinary shares, $0.40 par value per share (the “Common Stock”), of Valaris plc, a public limited company incorporated under the laws of England and Wales (the “Issuer”). The Issuer’s principal executive offices are located at 6 Chesterfield Gardens, London, England, W1J 5BQ, United Kingdom.

Item 2.	IDENTITY AND BACKGROUND.

(a)	This Schedule 13D is being filed by Luminus Management, LLC (“Luminus Management”), Luminus Energy Partners Master Fund, Ltd. (the “Master Fund”) and Jonathan Barrett (“Mr. Barrett”) (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). Luminus Management serves as the manager of the Master Fund and Mr. Barrett is the President and Chief Investment Officer of Luminus Management. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 1700 Broadway, 26th Floor, New York, NY 10019.

(c)	The principal business of Luminus Management is to serve as investment manager to the Master Fund as well as other affiliated funds. The principal business of the Master Fund is to invest in securities. The principal occupation of Mr. Barrett is serving as the President and Chief Investment Officer of Luminus Management.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Luminus Management is a Delaware limited liability company. Mr. Barrett is a United States citizen. The Master Fund is organized under the laws of Bermuda.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons used a total of approximately $262,544,225 to acquire the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein was primarily from the capital of the Master Fund and our margin borrowings described in the following sentence. The shares of Common Stock reported herein are held by the Master Fund in commingled margin accounts, which extend margin credit to the Master Fund from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock held by the Master Fund.

CUSIP No. G9402V109	SCHEDULE 13D	Page 6 of 9 Pages

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons originally acquired their position in the Issuer’s securities for investment purposes.

The Reporting Persons have engaged, and intend to continue to engage, in discussions with the Issuer’s management and Board of Directors (the “Board”) regarding the Issuer’s operations, management, capital structure and governance.

On August 20, 2019, the Reporting Persons presented to the Board in London and proposed that the Issuer take a variety of actions, including with respect to marketing strategy, management, operational efficiencies, M&A and capital markets execution, liability and balance sheet management, Board composition and governance. A copy of the presentation is filed herewith as Exhibit 2 and incorporated herein by reference. In addition to solving the operational issues impacting the Issuer, the Reporting Persons advocated that the Board take a holistic and balanced approach to managing the Issuer’s capital structure, with a specific focus on ensuring liquidity, pushing out debt maturities and effectively monetizing debt discounts.

To facilitate additional dialogue and negotiations, the Reporting Persons agreed to a standstill (including trading restrictions) with the Issuer on September 5, 2019 (the “Standstill Agreement”). Subsequently, the Reporting Persons and the Issuer discussed the issues raised by the Reporting Persons and potential governance and Board composition changes that would resolve the concerns raised by the Reporting Persons. In the course of these discussions, the Reporting Persons did not propose any mandatory return of capital to shareholders. Following the Issuer’s rejection of the Reporting Persons’ final settlement proposal, on October 28, 2019, the Reporting Persons sent the Issuer notice of its decision to terminate the Standstill Agreement.

As a result, except for certain prohibitions (the “Surviving Provisions of the Standstill Agreement”), which expire on December 3, 2019, the Standstill Agreement is no longer in effect. The Surviving Provisions of the Standstill Agreement are filed herewith as Exhibit 4 and incorporated by reference herein. Among other things, the Surviving Provisions of the Standstill Agreement prohibit the Reporting Persons from forming a group or acting in concert with other shareholders or engaging in the “solicitation” of proxies, votes or consents with respect to Issuer securities. In addition, the Reporting Persons may not acquire economic exposure to more than 20% of the Issuer’s stock.

On November 7, 2019, the Reporting Persons sent a letter to the Board (the “November 7, 2019 Letter”) regarding their proposals for actions to be taken by the Issuer and advising the Issuer not to enter into certain debt capital markets transactions and exchanges that would be detrimental to shareholders. A copy of the November 7, 2019 Letter is filed herewith as Exhibit 3 and incorporated herein by reference.

The Reporting Persons have previously informed the Issuer that they will requisition an extraordinary general meeting of the Issuer’s shareholders at which the composition of the Board would be addressed, subject to the Surviving Provisions of the Standstill Agreement. The Reporting Persons’ ownership currently exceeds the threshold required to call an extraordinary general meeting.

CUSIP No. G9402V109	SCHEDULE 13D	Page 7 of 9 Pages

The Reporting Persons intend to continue to communicate with the Issuer’s management and Board about the foregoing and may communicate with other shareholders, industry or market observers or other third parties regarding the Issuer. The Reporting Persons may also take other steps seeking to increase shareholder value as well as pursue other plans or proposals that relate to, or would result in, any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Common Stock on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, the price levels of the Issuer’s securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) increasing or decreasing their position in the Issuer through, among other things, the purchase or sale or transfer of Issuer securities, including Common Stock and/or other equity, debt, notes, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer, in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of the Common Stock.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a)	The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated herein by reference. The percentage set forth in row 13 is based on 197,877,182 outstanding shares of Common Stock as of October 23, 2019, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on October 31, 2019.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated herein by reference.

(c)	Schedule B attached hereto sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days by the Reporting Persons.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Master Fund holds $4,620,000 in principal amount of the Issuer’s 6.875% Senior Notes due 2020 and $48,379,000 in principal amount of the Issuer’s 4.875% Senior Notes due 2022.

As disclosed in Item 4, the Surviving Provisions of the Standstill Agreement are still in effect.

CUSIP No. G9402V109	SCHEDULE 13D	Page 8 of 9 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:	Joint Filing Agreement
Exhibit 2:	Presentation to Valaris Board of Directors, dated August 20, 2019
Exhibit 3:	Letter to Board, dated November 7, 2019
Exhibit 4:	Surviving Provisions of the Standstill Agreement

CUSIP No. G9402V109	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2019

LUMINUS MANAGEMENT, LLC

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

LUMINUS ENERGY PARTNERS MASTER FUND, LTD.

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	Director

/s/ Jonathan Barrett
JONATHAN BARRETT

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship or jurisdiction of each general partner, managing member, control person, director and/or executive officer of the Reporting Persons (the “Instruction C Persons”). To the best of each Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D except as otherwise disclosed herein.

Luminus Management, LLC

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Luminus Management, LP	Sole Member	Investment Management	Delaware	1700 Broadway, 26th Floor, New York, NY 10019
Luminus Management GP, LLC	General Partner of Luminus Management, LP	Investment Management	Delaware	1700 Broadway, 26th Floor, New York, NY 10019
Jonathan Barrett	Managing Member of Luminus Management GP, LLC	Investment Management	United States	1700 Broadway, 26th Floor, New York, NY 10019

Luminus Energy Partners Master Fund, Ltd.

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Jonathan Barrett	Chief Investment Officer and Director	Investment Management	United States	1700 Broadway, 26th Floor, New York, NY 10019
Thomas Levy	Managing Director	Investment Management	United States	1700 Broadway, 26th Floor, New York, NY 10019
Shawn Singh	General Counsel / Chief Compliance Officer	Investment Management	United States	1700 Broadway, 26th Floor, New York, NY 10019
Ankur Sood	Chief Financial Officer	Investment Management	United States	1700 Broadway, 26th Floor, New York, NY 10019
Martin Zolnai	Director	Director	Bermuda	Apex Fund Services Ltd. 58 Par-la-Ville Road, 4th Floor Vallis Building, P.O. Box 2460 HMJX Hamilton, HM11 Bermuda
Mattia Auriemma	Director	Director	Bermuda	Grand Pavilion Commercial Centre, 1st Floor, 802 West Bay Road, Grand Cayman, Cayman Islands

Schedule B

Transactions in the Shares of the Issuer During the Last 60 Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
11/12/2019	950,000	4.6602
11/13/2019	4,500,000	4.3435	4.2301 – 4.4740
11/14/2019	4,286,727	4.1819	4.0178 – 4.5220
11/15/2019	1,150,000	4.2021	4.1373 – 4.2983
11/15/2019	17,206,642	4.2494*

* Shares acquired upon physical settlement of an equity swap. The equity swap was entered into on November 15, 2019.